

Mail Stop 7010

August 4, 2006

Mark Western, President and Chief Executive Officer
Tekoil & Gas Corporation
25050 I-45 North, Suite 525
The Woodlands, TX 77380

> **Re: Tekoil & Gas Corporation**
> **Registration Statement on Form 10-SB**
> **Filed July 5, 2006**
> **File No. 0-52100**

Dear Mr. Western:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB filed on July 5, 2006

1. Please note that the registration statement will become effective by operation of law on September 3, 2006. Once the registration statement becomes effective, you are responsible for filing quarterly and other reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

2. Please clarify whether you will provide annual reports to shareholders by delivering the reports or just by making reports available upon request. Additionally, you indicate that you "will make… information equally available to any interested parties or investors…" Please discuss how interested parties or investors can request this information from the company and whether there are

any fees associated with receipt of this information.

Item 1. Description of Business., page 3

Business of Issuer, page 3

3. Please avoid use of terms such as "significant upside potential" or provide us with the basis for these statements. Additionally, throughout the document you provide estimates of resale values for refurbished oil rigs. Please provide the basis for your estimates.

4. In your document, if you would like to indicate that you are developing fields with proven reserves, please provide substantiation of those claims including reports containing estimates of the reserves.

Business Strategy, page 4

5. Clarify what you mean by the phrase "before the drill bit." Please avoid the use of industry jargon unfamiliar to the average reader.

6. Provide support for the statement that you are a low cost operator.

Western Newfoundland Prospect Development, page 4

7. Explain what you mean by "establish(ing) our presence in Newfoundland."

8. Provide us with support for the statement that you have made "significant" progress in obtaining the necessary environmental approvals.

Onshore Rig Construction, page 5

9. You make estimates regarding the price of refurbished units one year from now. Provide us with the assumptions underlying those estimates. We direct you to Item 10(b) of Regulation S-B and Item 10(b) of Regulation S-K.

10. You state that an apprenticeship program "could" merit government training and subsidies. It's not clear from your wording whether such programs actually exist. If they do, identify them, clarify what steps you would have to take and what qualifications you would have to meet in order to qualify. If no such programs exist, then delete this disclosure.

11. Support the statement that demand for rigs is growing.

12. Regarding the photos on pages 6-8, indicate that none of the facilities, equipment or ships in the pictures belong to or are operated by the company.

13. You discuss risk factors on page 9-10 and again under Management's Discussion and Analysis of Financial Condition and Results of Operations. Combine these into one section.

Risks Inherent in Oil and Gas Explorations, page 9

14. Address the costs of the seismic surveys you will have to commission.

15. You suggest that you may be awarded leases currently held by others. Discuss the renewal practice in Newfoundland and whether extensions and renewals are generally approved.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 11

16. Please refer to the "Forward Looking Statements" section on page 11. Delete your reference to the safe harbor provisions of the Securities Act of 1993 and the Securities Exchange Act of 1934. The safe harbor provision of those Acts do not apply to forward-looking statements relating to the operations of a penny stock. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

17. Avoid boilerplate risks that could apply to any company. For example, the risk described under "Our compliance with the Sarbanes-Oxley Act of 2002…" could apply to almost any reporting company because companies reporting to the SEC must all comply with Sarbanes-Oxley. If you wish to retain this risk factor, you must clearly explain how the specific risks apply to your company.

18. Please include more discussion of issues such as trends, liquidity, and seasonality. See Item 303(b) of Reg. S-B.

19. Provide a risk factor addressing the fact that, as a company with $460,000 in assets that is going to require $50 million in financing to complete its business plan, you may be required to engage in "additional equity financing issuances [that] may involve substantial dilution to our then existing shareholders."

Liquidity and Capital Resources, page 17

20. You discuss loans provided by your officers and directors. Please disclose the amount of these loans.

21. You indicate that you are in negotiations with various investors to secure funds. Please tell us how you are structuring these negotiations and whether you are currently engaging in a securities offering.

Item 7. Certain Relationships and Related Transactions, page 24

22. We note that the unsecured promissory note issued to Wiener Goodman & Company, PC Profit Sharing Plan FBO Gerald Goodman is already due. Please advise regarding the current status of the promissory note.

Financial Statements

23. Please change the order of the financial statements presented in your filing. As Tekoil and Gas Corporation is the surviving and continuing entity after the merger, please present these financial statements as of December 31, 2005 and 2004 first, and followed by the financial statements as of March 31, 2006. The financial statements of Pexcon, Inc. should be presented after Tekoil as this entity is no longer a separately operating entity.

24. Revise your disclosures and reference to the status of Tekoil and Gas Corporation and Pexcon, Inc. as "development stage" on the financial statements and throughout your filing to "exploration stage" due to the implications of the term "development" in the oil and gas industry.

Note 1, Description of Business and Summary of Significant Accounting Policies, page 17

25. Revise your disclosure explaining the organization and history of the company to reflect only the organization of Tekoil and Gas Corporation, as this is the surviving entity after the merger with Pexcon, Inc. A discussion of the history of Pexcon, Inc. is not appropriate as it does not relate to Tekoil and Gas Corporation.

Part II
Item 4. Recent Sales of Unregistered Securities, page 27

26. Item 701(d) of Regulation S-B requires the disclosure of "the facts relied upon to make the exemption available." You seem to be indicating in this section that you are providing no statements as to whether the securities offered prior to June 27, 2005, were offered pursuant to an exemption. This appears to be a serious risk. Please consider whether addition disclosure should be included to address the pre-June 27, 2005 issuances.

27. Please provide sufficient detail to support your claim of a safe harbor under Rule 506 for the issuance of Series A Preferred Stock.

Exhibits
Exhibit 2.2

28. Your Exhibit 2.2 appears to be the by-laws of Pexcon, Tekoil's predecessor. Please provide Tekoil's current by-laws.

Engineering Comments

Description of Business, Page 3

Business Strategy page 4

29. We note your statement, "We have identified a potentially exciting opportunity in an area where exploration and risk capital of in excess of $100 million has been previously expended, from the 1990's to 2005." Please balance this statement with the fact that you do not own any rights to this area.

Onshore Rig Construction, page 5
30. Please furnish to us support and sources for the figures you disclose to:
    (a) Contract 2000 HP drilling rig for two years;
    (b) Purchase a 2000 HP drilling rig; and
    (c) Refurbish a 2000 HP drilling rig. Include new component price lists, drill string costs , itemized labor charges and examples of available inactive drilling rigs.

Plan of Operation, page 16

31. Please amend your document to describe the leasing process for both onshore and offshore acreage and the size of the blocks which you have identified.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have any questions about comments on engineering matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director